[redacted]

10026169

PSB 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Ste 510
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally + Co, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Ste 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PSB 3/1

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp, as of December, 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL
Stacey Madison
NOTARY PUBLIC
City of Pittsburgh, Allegheny County
My Commission Expires 02/07/2013

Signature

CFO
Title

Stacey Madison 2/10/10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2009

These Financial Statements and Schedules Should Be Deemed Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5.

Lally & Co.
CPAs and Business Advisors

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2009

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mid Atlantic Capital Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of **Mid Atlantic Capital Corporation and Subsidiary**, (the "Company") a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2009, and the related consolidated statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Mid Atlantic Capital Corporation and Subsidiary** at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 14 through 17 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co. LLC

February 12, 2010

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and Cash Equivalents	$ 302,433
Cash Restricted Under Federal and Other Regulations	9,967,489
Securities Owned - At Market Value	1,198
Accounts Receivable	535,688
Receivable From Clearing Organizations	653,621
Deposits with Clearing Organizations	520,000
Prepaid and Other Assets	243,653
Total Assets	$ 12,224,082
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to Customers	$ 8,778,230
Securities Sold, Not Yet Purchased	26,078
Accounts Payable, Accrued Expenses, and Other Liabilities	711,434
Payable to Parent Company	974,387
Total Liabilities	10,490,129
Stockholder's Equity	
Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	750
Additional Paid-In Capital	1,181,405
Retained Earnings	551,798
Total Stockholder's Equity	1,733,953
Total Liabilities and Stockholder's Equity	$ 12,224,082

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions and Fees	$ 33,045,867
Interest and Dividends	150,100
Total Revenue	33,195,967
EXPENSES	
Commissions	23,282,372
General and Administrative Expenses	7,633,952
Clearing and Execution Charges	1,758,688
Other Non-Recurring Charge	1,552,000
Total Expenses	34,227,012
Net Loss	$ (1,031,045)

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2009

Balance - December 31, 2008	$ -
Increases	-
Decreases	-
Balance - December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2008	$ 750	$ 431,405	$ 1,582,843	$ 2,014,998
Capital Contribution	-	750,000	-	750,000
Net Loss	-	-	(1,031,045)	(1,031,045)
Balance - December 31, 2009	$ 750	$ 1,181,405	$ 551,798	$ 1,733,953

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Loss	$ (1,031,045)
Changes In	
Cash Restricted Under Federal and Other Regulations	5,256,028
Accounts Receivable	(213,015)
Net Due From Clearing Organizations	203,118
Prepaid and Other Assets	(45,104)
Payable to Customers	(5,467,579)
Accounts Payable, Accrued Expenses, and Other Liabilities	(465,126)
Securities Owned	10,942
Securities Sold, Not Yet Purchased	(11,891)
Net Cash and Cash Equivalents From Operating Activities	(1,763,672)
FINANCING ACTIVITIES	
Capital Contribution	750,000
Loans and Advances From Parent Company - Net	561,463
Net Cash and Cash Equivalents From Financing Activities	1,311,463
Net Decrease in Cash and Cash Equivalents	(452,209)
Cash and Cash Equivalents - Beginning	754,642
Cash and Cash Equivalents - Ending	$ 302,433

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 – ORGANIZATION

The consolidated financial statements of Mid Atlantic Capital Corporation and Subsidiary include the accounts and balances of Mid Atlantic Capital Corporation and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Mid Atlantic Capital Corporation was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981. The company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation. The company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

The Company utilizes National Financial Services, LLC of FMR Corp. ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. As such, the Company operates under the full provisions of SEC Rule 15c3-3. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. The Company is required to maintain certain deposits with its clearing organizations, which are presented as "Deposits with Clearing Organizations" in the accompanying consolidated statement of financial condition.

Customer securities transactions, together with the related commission revenue and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions (banks) and its clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Certain of the accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000. NFS maintains insurance coverage in excess of the SIPC coverage. At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned

Investments in securities and securities sold short traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on securities transactions are based on the specific identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Accounts Receivable

The Company provides an allowance for doubtful accounts. At December 31, 2009, in the opinion of management, all bad debts have been written off and no allowance was deemed necessary. At December 31, 2009, approximately 30% of accounts receivable were due from one entity.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

The Company follows the guidance of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to its tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2009 and through February 12, 2010, the date the financial statements were issued.

3 – CASH RESTRICTED UNDER FEDERAL AND OTHER REGULATIONS

The Company has established a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. This amount represents net free credit balances and other credit balances of customers for whom the Company is holding funds.

4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through National Financial Services, LLC of FMR Corp. At December 31, 2009, the net amount receivable from NFS consisted of the following:

Proprietary Trading and Commissions Receivable	$ 821,159
Clearing and Execution Charges Payable	(167,538)
	$ 653,621

5 – FAIR VALUE MEASUREMENTS

FASB ASC Topic on Fair Values Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

5 – FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2009, the Company's financial assets and liabilities consisted of trading securities at market value. There have been no changes in the valuation methodologies used at December 31, 2009.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31:

	Level 1	Level 2	Level 3	Total
Securities Owned				
Federal, State and Municipal Obligations	$ 103	$ -	$ -	$ 103
Corporate Stocks and Obligations	1,095	-	-	1,195
	$ 1,198	$ -	$ -	$ 1,198
Securities Sold, Not Yet Purchased				
Corporate Stocks and Obligations	$ 26,078	$ -	$ -	$ 26,078

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2009, substantially all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions with this broker.

The Company's proprietary securities transactions are recorded on a settlement date basis. All unsettled trades on December 31, 2009, were closed subsequent to December 31, 2009.

6 – OTHER ASSETS

Included within the caption "Prepaid and Other Assets" in the accompanying consolidated statement of financial condition is approximately $52,500 of notes receivable from certain registered representatives. The notes do not have fixed maturity dates and are non-interest bearing. In accordance with the terms of the loan agreements, each year a certain portion of the loan is to be forgiven as certain conditions are met.

7 – RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $2.9 million in 2009. At December 31, 2009, the Company had a payable to its parent totaling approximately $974,400.

Management Fees

The Company has entered into an agreement with its Parent through which the Company obtains various management and advisory services. The agreement calls for annual renewal until termination by either party. Under the terms of the agreement, the Company incurred and paid management fee expense of approximately $3.1 million for the year ended December 31, 2009.

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. Total fees earned from this related party during 2009 were approximately $622,600, of which approximately $122,300 was receivable at December 31, 2009. The receivable is included under the caption "Prepaid and Other Assets" in the accompanying consolidated statement of financial condition.

The Group holds investments in certain partnerships that have been organized by the Group. The Company processes a portion of the partnerships' investment transactions and charges the partnerships varying commission rates as detailed below.

Partnership Name	Group Ownership Interest	Approximate Commission Rate	2009 Commission Revenue
Mid Atlantic Securities Partnership	.25%	0.60%	$ 103,052
Select Opportunity Fund	.16%	0.60%	$ 260,023

8 – CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc.

Total Assets	$ 86,327
Stockholder's Deficit	$ (48,459)

Principally all of the stockholder's deficit of the subsidiary is included as a reduction of capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

9 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2009, the Company's net capital under the uniform net capital rule was approximately $1.2 million, which exceeded the minimum capital requirements by approximately $1 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009, was 1.32 to 1.

10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2009 were closed subsequent to December 31, 2009, with no loss to the Company.

The Company's customers are located throughout the United States; accordingly, they are subject to the economic environment throughout the country.

11 – OTHER NON-RECURRING CHARGE

In the prior year, MACC was named as a defendant in a lawsuit. Without admitting or denying fault, MACC entered into a settlement agreement in April 2009 for approximately $1.6 million. The settlement agreement released MACC from all current and possible future claims arising for the matter. The cost of the settlement is included in the accompanying statement of operations.

SUPPLEMENTARY INFORMATION

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL	
Stockholder's Equity	$ 1,733,953
Additions	
Other (Deductions) or Allowable Credits	(54,821)
Deductions	
Nonallowable Assets	423,178
Haircuts on Securities Owned	6,020
Net Capital	$ 1,249,934
AGGREGATE INDEBTEDNESS	
Payables, Accrued Expenses, and Other Liabilities – Net of Adjustments	$ 10,428,383
Adjustment Based Upon Deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	(8,778,230)
Total Aggregate Indebtedness	$ 1,650,153
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or $250,000)	$ 250,000
Net Capital in Excess of Amount Required	999,934
Net Capital	$ 1,249,934
Ratio of Aggregate Indebtedness to Net Capital	1.32 to 1

See independent auditors' report.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 1,240,809
Additions	
Increase in Assets or Decrease in Liabilities Not Previously Recognized	
Additional Receivable from Clearing Broker	22,116
Subtractions	
Decrease in Assets or Increase in Liabilities Not Previously Recognized	
Accrual of 2009 SIPC General Assessment	(12,991)
Net Capital, as Reported in the Audited Financial Statements	$ 1,249,934

See independent auditors' report.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
COMPUTATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2009

RESERVE REQUIREMENT

Credit Balances	
Free Credit Balances	$ 8,806,038
Debit Balances	(27,808)
Excess of Credits Over Debits	$ 8,778,230
Amount Held on Deposit in "Reserve Bank Accounts"	$ 9,967,489

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Excess of Total Credits Over Total Debits, as Reported in the Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 8,778,230
Difference	-
Excess of Total Credits Over Total Debits, as Reported in the Audited Financial Statements	$ 8,778,230

See independent auditors' report.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

A.	Number of items.	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

A.	Number of items.	0

See independent auditors' report.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Mid Atlantic Capital Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the consolidated financial statements of **Mid Atlantic Capital Corporation and Subsidiary**, a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., (the "Company") as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2010

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Mid Atlantic Capital Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by **Mid Atlantic Capital Corporation** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (vendor payments records) noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (SIPC assessment analyses, 2009 interim financial statements, and Company general ledger account analyses) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC assessment analyses, 2009 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vanney & Co. LLC

February 12, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

027663 FINRA DEC
MID ATLANTIC CAPITAL CORPORATION 11*11
1251 WATERFRONT PL STE 510
PITTSBURGH PA 15222-4228

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph F. Banco 412-391-7077

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 20,885

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,894)

7/28/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 12,991

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,991

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,991

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mid Atlantic Capital Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 29 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,548,429
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,815,223
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,379,067
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	16,194,290
2d. SIPC Net Operating Revenues	$ 8,354,139
2e. General Assessment @ .0025	$ 20,885

(to page 1 but not less than $150 minimum)